kenneth l. betts

Partner

214-453-646435

KBetts@winston.com

August 18, 2023

Ms. Isabel Rivera

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Hospitality Properties REIT II, Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted July 24, 2023
CIK No.: 0001977210

Dear Ms. Rivera:

This letter is submitted on behalf of American Hospitality Properties REIT II, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the received Company’s Amendment No. 1 to Draft Offering Statement on Form 1-A (File No. 0001977210) (the “Offering Statement”), as set forth in your letter dated August 11, 2023 addressed to Mr. W.L. “Perch” Nelson, the Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an amendment to the Offering Statement (the “Amendment”), which includes changes to the Offering Statement to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment letter has been reproduced herein with responses below each numbered comment. For your convenience, the Staff’s comments are set forth below in bold font, with the Company’s responses immediately following such comments. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amendment.

Amendment No. 1 to Draft Offering Statement on Form 1-A filed July 24, 2023

General

1.	We note your response to comment 23. With a view towards disclosure, please provided additional details regarding your calculation of net asset value (“NAV”), including:

●	who is ultimately responsible for your NAV calculation;
●	a breakdown of your NAV calculation showing its components;
●	a discussion of any key assumptions made in your NAV calculation; and
●	a quantitative illustration of the sensitivity of the valuation to a percentage change in one or more key assumptions.

August 18, 2023 Page 2

In addition, with respect to future filings, please confirm that you will provide a comparative breakdown of NAV components for comparable period valuations and the results of historical NAV calculations. We may have further comments.

Response: In response to the Staff’s comment, the Company has revised the language on page 39 of the Amendment to provide the requested disclosure. The Company hereby confirms to the Staff that, with respect to future filings, the Company will provide a comparative breakdown of NAV components for comparable period valuations and the results of historical NAV calculations. In addition, we inadvertently failed to include the full template for the Company’s future NAV disclosures in our prior correspondence with the Staff dated August 1, 2023. Accordingly, we are providing the Staff, on a supplemental basis, the complete template for such disclosures as Exhibit A to this letter.

Plan of Distribution

2.	We note your updated disclosure in response to comment 5 and reissue the comment in part. Please specifically discuss whether investors who submit a subscription agreement have the right to request a return of their subscription payment and, if so, the timeframe required for such request.

Response: In response to the Staff’s comment, the Company has revised the language on page __ of the Amendment to provide the requested disclosure.

Management Compensation, page 56

3.	We note your response to Comment 11 and reissue the comment in part. Your offering circular retains references to an asset management fee to be received quarterly (F-10) and monthly (page 57). Please reconcile your disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Amendment to make it clear that the asset management fee is payable monthly.

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

Enclosures

cc:	W. L. “Perch” Nelson
Chief Executive Officer
American Hospitality Properties REIT II, Inc.

Exhibit A

NAV TEMPLATE

Net Asset Value as of _____ __, 20__

As of _____ __, 20__, our NAV per share of common stock is $____. This NAV per share of common stock shall be effective until updated by us on or about _____ __, 20__ (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our shares of common stock:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	_____ __, 20__ (1)	_____ __, 20__ (1)
ASSETS
Cash and cash equivalents	$	$
Real estate investments, at fair value
Other assets
Total Assets	$		$-

LIABILITIES
Accounts payable	$	$
Dividends payable (2)
Settling subscriptions
Total Liabilities	$	$

NET ASSETS CONSIST OF:
Stockholders’ Equity:
Common shares; 10,000,000 shares authorized; _________ and ________ shares issued and outstanding on _____ __, 20__ and _____ __, 20__, respectively	$	$
Retained earnings (Accumulated deficit)
Net adjustments to fair value
NET ASSETS	$	$
NET ASSET VALUE PER SHARE, on _________ and __________ shares issued and outstanding for the periods ended _____ __, 20__ and _____ __, 20__, respectively (3)	$	$

Exhibit A

(1) Estimated Balance Sheets as of _____ __, 20__ and _______ __, 20__.

(2) This amount does not include accrual for dividends payable that were declared before _____ __, 20__ that relate to the second quarter of ____ or dividends payable that were declared before _______ __, 20__ that relate to the first quarter of ____, respectively.

(3) The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on _____ __, 20__ and ________ __, 20__, respectively, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.

On _____ __, 20__, the Company announced that its net asset value per share (“NAV”) as of _____ __, 20__ is $_____ per share of our common stock. This NAV per share of our common stock shall be effective until updated by us on or about _____ __, 20__ (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Plan of Distribution — Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of hotel properties and, as with any real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who buy new shares or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 10% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable and will update the NAV information provided on our website.

Our Manager’s internal accountants calculated our NAV per share using a process that reflects (1) estimated values of each of our real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.